Biofrontera Aktiengesellschaft, Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

- ISIN: DE000A2TR9S4 / WKN: A2TR9S -

- ISIN: DE000A2TSHY1 / WKN: A2TSHY -

- ISIN: DE000A2TSBN7 / WKN A2TSBN -

Announcement

The Ordinary General Meeting of Shareholders of Biofrontera AG has been convened for 10 July 2019, at 11:00 hours, in the Forum Leverkusen, Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen, with agenda items 1 to 5 (publication in the German Federal Gazette (Bundesanzeiger) of 3 June 2019). Deutsche Balaton AG, Heidelberg, has requested pursuant to Sections 122 (2), 124 (1) of the German Stock Corporation Act (AktG) that the agenda for the General Meeting of Shareholders be supplemented to include the following agenda items 6 to 15, with the immediate announcement of this addition (requested addition). Biofrontera AG hereby complies with this request for an addition.

Biofrontera AG clarifies that the announcement of the following agenda items 6 to 15 together with the resolution proposals of Deutsche Balaton AG including the facts alleged therein by Deutsche Balaton AG and the accusations made therein are be made solely by way of fulfilling the obligations of Biofrontera AG obligations under stock corporation law to announce the request for an addition.

With this announcement, Biofrontera Aktiengesellschaft does not adopt the following contents of the request for an addition of Deutsche Balaton AG.

After careful and detailed consideration, Biofrontera AG has arrived at the conclusion that in this case it will not publish the justifications that Deutsche Balaton AG has further communicated for its applications. Apart from the fact that in any case no corresponding obligation exists under stock corporation law, in some cases these justifications simply contain false and misleading allegations which are therefore detrimental to the Company’s reputation. The assertion of false facts does not make a positive contribution to the formation of opinion, as a consequence of which Biofrontera AG does not wish to grant such space in the context of a publication under capital market law.

Agenda items 6 to 15:

6.	Reporting by the Management Board and discussion concerning the US lawsuit filed by Biofrontera against Deutsche Balaton Biotech AG and other defendants

In June 2018, Biofrontera AG sued among others Deutsche Balaton AG, Deutsche Balaton Biotech AG, ABC Beteiligungen AG, VV Beteiligungen AG, DELPHI Unternehmensberatung AG and Mr. Wilhelm K. T. Zours before a court in New York, USA (the “US lawsuit”). The lawsuit relates to alleged violations of US capital market law in connection with the offer of Deutsche Balaton Biotech AG to the shareholders of Biofrontera AG, which was published on 28 May 2018, defamations of Biofrontera, its executives and directors as well as unauthorized and intentional interference in the IPO of ADS in the USA. The lawsuit evidently lacks any basis, and was raised exclusively for reasons of malice and revenge in order to burden Deutsche Balaton with high costs and expenses.

At the Annual General Meeting of Biofrontera 2018, Prof. Dr. Lübbert answered the question as to why, among other matters, Deutsche Balaton AG is being sued in the USA and not in Germany, replied literally: “Because we can.”

Biofrontera also incurs considerable legal costs as a result of the lawsuit. The statement of claim does not quantify any specific damages, nor does it quantify any specific amount of damages. It is therefore very questionable on what decision-making basis the decision to bring this lawsuit with its cost consequences was made. The Management Board must therefore report on the status of the proceedings, the reasons and information on which the action is based, and on the costs incurred to date and expected in the future. The shareholders are not aware of the opportunity/benefit relationship of the US lawsuit. Even in the unlikely event of a win, it is unclear what the increase in value or the benefit to the Company will be. The US complaint must therefore be the subject of discussion.

Opinion of Biofrontera AG:

Biofrontera AG has reported on existing legal disputes in its combined management report for the 2018 financial year. This also applies to the lawsuit filed in the USA. Contrary to the allegations of Deutsche Balaton AG, the action was not brought for “malice and revenge”, but for factual reasons. The background to the lawsuit in the USA is violations of American securities laws, including the public defamation of Biofrontera AG and its executive bodies.

In order to protect the Company, its employees, its shareholders and the patients treated with its products, Biofrontera AG consistently takes action against defamation of the Company, its executive employees and managing directors. This applies in the USA, Germany and elsewhere, depending on where harmful acts are committed.

Biofrontera AG regards it as significant that Deutsche Balaton AG, by naming this item on the agenda, apparently intends to attempt to influence the proceedings directed against it via the General Meeting of Shareholders as a defendant in the USA, instead of representing its position in the court proceedings.

7.	Resolution to conduct a special audit on the circumstances surrounding the acquisition of Cutanea Life Sciences, lnc. from Maruho

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a) A special audit shall be held to examine the circumstances surrounding the acquisition of Cutanea Life Sciences, Inc. from Maruho Co. Ltd., Japan, and especially whether the terms and conditions of this acquisition are customary in the market. In particular, an examination must be conducted as to why and on the basis of which information the acquisition of Cutanea was realized.

b) Attorney Dr. Thomas Heidel, Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as special auditor for the special audit pursuant to Section 142 (1) AktG, as resolved under a). The special auditor can make recourse to the support of specialist qualified personnel, especially of individuals with knowledge of the Company’s sector.

Opinion of Biofrontera AG:

In March 2019, all shares in Cutanea Life Sciences, Inc., USA (“Cutanea”) were acquired from Maruho Co. Ltd. (“Maruho”). Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and XepiTM, a prescription cream for the treatment of impetigo, a bacterial skin infection. XepiTM is the only drug in its class approved by the US Food and Drug Administration (FDA) with activity against bacteria that are resistant to other antibiotics (e.g., MRSA). This expansion of the US product portfolio with two FDA-approved drugs represents a significant opportunity for Biofrontera to accelerate its growth.

Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. It has also been agreed that Maruho will indemnify Biofrontera and Cutanea respectively from all existing liabilities, and will bear all costs of Cutanea’s operations for the first three months after the acquisition. This includes, in particular, all costs incurred in setting up Cutanea in accordance with Biofrontera’s ideas, including cost reduction measures and all consequential costs arising from the restructuring.

Maruho will also make available up to USD 7.3 million after the first three months to finance all marketing costs and all marketing requirements for AKTIPAK® and XepiTM. Only if these funds are called upon by Biofrontera will they be reimbursed to Maruho at a later date as a further purchase price payment. Until 31 December 2023, this purchase price payment can be settled from the profits from the sale of AKTIPAK® and XepiTM after deduction of all costs. Biofrontera guarantees this payment of the purchase price to the extent that these profits prove insufficient for the repayment by 31 December 2023. In the period from the full payment of this purchase price share and until 30 October 2030, the profits from the sale of XepiTM and Aktipak® will then be divided equally between Maruho and Biofrontera.

Biofrontera AG is absolutely unable to understand why Deutsche Balaton AG regards the apparently extremely advantageous acquisition of Cutanea as disadvantageous, especially when one considers that Cutanea acquired the rights to XepiTM in 2018 for an amount of approximately USD 32 million, and in 2017 the rights to AKTIPAK® for an amount of approximately USD 7.6 million.

In addition, Biofrontera AG draws attention to the fact that, at the request of Deutsche Balaton AG, a surveyor who is not an expert in the field concerned should act on various audit contents at the Company’s expense without any cost limitation. The same person was also appointed as special auditor for other companies at the request of Deutsche Balaton AG.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

8.	Resolution concerning conducting a special audit on the circumstances of the cooperation agreement dated 19 March 2019 with the (indirect) major shareholder Maruho Co. Ltd. concerning branded generics and in the case of indication extensions and distribution of Ameluz®

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a) A special audit shall be conducted to investigate the circumstances surrounding the cooperation agreement of 19 March 2019 with the (indirect) major shareholder Maruho Co. Ltd. regarding branded generics and the expansion of the indication and distribution of Ameluz®, in particular whether the terms and conditions of this cooperation agreement are customary in the market.

b) Attorney Dr. Thomas Heidel, Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as special auditor for the special audit pursuant to Section 142 (1) AktG, as resolved under a). The special auditor can make recourse to the support of specialist qualified personnel, especially of individuals with knowledge of the Company’s sector.

Opinion of Biofrontera AG:

Biofrontera AG and Maruho Co., Ltd. (“Maruho”) concluded an extension of a research cooperation in the field of branded generics in March 2019. Biofrontera will prepare one of four compounds in Biofrontera’s nanoemulsion for clinical trials that were jointly investigated in an earlier project phase. The intellectual property existing at the start of the new project phase will remain with its respective owner, in particular Biofrontera’s nanoemulsion technology. Biofrontera AG has already communicated this to the public several times. In this respect, no basis whatever exists for Deutsche Balaton AG to continually claim that Biofrontera AG shares its intellectual property with Maruho. It is only true that new intellectual property and results of the new project phase, including project documentation, will be equally owned by Biofrontera and Maruho. This is by no means inappropriate in view of the fact that Maruho bears the research costs of up to EUR 1.1 million, and reimburses them to Biofrontera.

Deutsche Balaton AG and its majority shareholder have already attempted to force an investigation into the research cooperation with Maruho at the shareholders’ general meetings of 2017 and 2018 and subsequently in court proceedings. To date, they have failed.

In the rescission proceedings initiated by Deutsche Balaton AG against resolutions of the Annual General Meeting of 11 July 2018, the Regional Court of Cologne suggested – by way of pacification – that the claim made by Deutsche Balaton AG that the research cooperation with Maruho was detrimental to Biofrontera AG be reviewed by an arbitrator appointed by mutual agreement between Biofrontera AG and Deutsche Balaton AG. Biofrontera AG, convinced that the accusations are unfounded, has generally agreed to this in order to promote a normalization of relations with Deutsche Balaton AG. Significantly, however, Deutsche Balaton AG has not drawn any closer to this settlement proposed by the court. Instead, it prefers to once again make its accusations and allegations the subject of a shareholders’ meeting. This suggests the assumption that, regrettably, it is not so much a matter of clarifying factual issues, but rather of pure propaganda against Maruho and the Managing and Supervisory boards of Biofrontera AG.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

9.	Resolution on the assertion of compensation claims against Management Board members Prof. Dr. Lübbert and Schaffer as well as the appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a)	“The Annual General Meeting of Biofrontera AG shall resolve, in accordance with Section 147 (1) of the German Stock Corporation Act (AktG), to make claims against Management Board members Prof. Dr. Herrmann Lübbert and Thomas Schaffer for compensation of the losses incurred by the Company in the implementation of the capital increase in January/February 2018 as well as in the US listing.

The Management Board members Lübbert and Schaffer were involved in the Company’s decision of 29 January 2018 to implement a capital increase of the Company in January/February 2018 with a subscription offer to the shareholders, published in the Federal Gazette on 29 January 2018. On 29 January 2018, the Management Board resolved to set the subscription price at EUR 4.00 per new share for this capital increase.

The company has incurred a considerable loss due to the inappropriate implementation of the capital increase, in breach of duty, in February 2018 by the Management and Supervisory boards based on the resolutions dated 29 January 2018. The following table quantifies this in a range between EUR 1.9 million and EUR 7.8 million:

EUR millions		Capital increase implemented		Alternative scenario 1		Alternative scenario 2
		Subscription rights capital increase at EUR 4.00 with US listing and US placing		Subscription rights capital increase at EUR 4.00 with US listing excluding US placing; acceptance of offer for unsubscribed shares at EUR 4.40		Subscription rights capital increase at EUR 5.00 as planned without US listing and US placing
1. Gross proceeds	Germany	13.60		25.04		30.00
	USA	10.41	1)	0.00	1)	0.00
	Sub-total	24.00		25.04		30.00
	- Underwriting discounts	-0.83	1)	0.00	1)	0.00
	Total	23.17		25.04		30.00
2. Costs		-1.57	2)	-1.57	2)	-0.60	3)
3. Net proceeds		21.60		23.47		29.40
Additional proceeds		-		1.87		7.80
costs and discounts thereby saved		-		0.83		1.80

1) Conversion rate 1.2348 USD/EUR (ECB reference rate of 14 February 2018)

2) Actual costs of the capital increase and listing calculated from the net proceeds from the capital measure according to the Q1 report

3) 2% of gross proceeds; see also the costs estimate as per the prospectus for the capital increase October/November 2016, page 41

Given the fact that the Company had a specific offer from Deutsche Balaton Aktiengesellschaft concerning the acceptance of all oversubscription shares at an issue price of EUR 4.40 per share, both the US listing and, in particular, the placing of ADSs in the USA through a bookbuilding were unnecessary. The EUR 0.8 million of underwriting discounts granted could thereby have been saved in full. To this is added the shortfall in proceeds which arose because the Management and Supervisory boards, in breach of duty, failed to accept the offer of Deutsche Balaton Aktiengesellschaft Why Biofrontera of all companies should have achieved to accept all oversubscription shares. The shortfall in proceeds amounts to at least EUR 1.1 million on a rounded basis (2.6 million oversubscription shares times EUR 0.40 as the difference between the actual issue price of EUR 4.00 and the price of EUR 4.40 per share offered by Deutsche Balaton Aktiengesellschaft).

The US listing could also have taken place without the damaging US placement as a Level II measure according to NASDAQ rules.

The sum of the aforementioned amounts defines the minimum level of the loss at EUR 1.9 million.

By contrast, had a regular subscription rights capital increase without US listing been planned from the start, it could have occurred at a higher placing price close to the stock market price of around EUR 5.00 per share thanks to the positive performance of the Biofrontera share price ahead of the capital measure. Additional proceeds of EUR 6.8 million would have accrued to the Company in this context (6 million shares x EUR 1.00 per share higher subscription price and elimination of the EUR 0.8 million of underwriting discounts granted). The correct issue price in accordance with the market is to be determined in the procedure by corresponding expert valuation surveys. Furthermore, only around EUR 0.6 million of costs would have been incurred, instead of EUR 1.6 million, which corresponds to a cost saving of EUR 1.0 million.

The sum of the aforementioned amounts defines the probable maximum level of the loss at EUR 7.8 million.

In relation to the Management Board members, the loss compensation claim derives from Section 93 AktG, because the Management Board members intentionally and in breach of duty failed to achieve the best possible proceeds for the Company as part of the capital increase in February 2018. In relation to Supervisory Board member Dr. John Borer, his liability derives from Sections 116, 93 AktG for the same reasons, whereby the case of Dr. John Borer is additionally burdened by the fact that Mr. Borer himself, through his employer The Benchmark Company, LLC, which acted as advisor and underwriter to the US listing, ranks as one of the main beneficiaries of the US listing through its related fees.

The claims asserted against Maruho Deutschland GmbH derive from Section 117 AktG. Maruho Deutschland GmbH, under utilization of its considerable influence over the Company – based on its position as a major shareholder with approximately 20% of the voting rights, which approaches an effective majority at the Annual General Meeting, as well as based on the dependency of Biofrontera AG established by the “Cooperation and Partnership Agreement” with the parent Company Maruho Co. Ltd. – has caused the directors to unlawfully implement the capital increase in breach of duty in February 2018, and thereby cause the aforementioned losses for the Company. Without the significant influence of Maruho Deutschland GmbH, it would not have been at all possible to implement the capital increase in February 2018 along with the US listing. In the interests of an investment by US investors favorable to the Management Board from the environment of Supervisory Board member Dr. John Borer, Maruho waived subscribing for shares itself and additionally provided a considerable number of shares to implement the capital increase by way of a securities loan, which renders externally visible the considerable influence of Maruho Deutschland GmbH over the implementation, in breach of duty, of the capital increase in early 2018. Through the aforementioned approach, Maruho Deutschland GmbH especially endeavors to secure its influence over the Company, in order to, inter alia, continue the research partnership that is beneficial for it, and to remain open for a subsequent low-cost takeover of the Company, thereby being aware that it accepts a considerable loss for the Company and its shareholders. The claims against Maruho Co. Ltd. derive especially from its interest in the research partnership and related know-how, combined with the controlling influence over the wholly-owned subsidiary Maruho Deutschland GmbH.

Moreover, the US listing was foreseeably useless from the outset and exclusively caused high costs (see above). Originally, 1,300,483 ADS were issued. In October 2018, only 585,059 ADS were outstanding, while the remainder had already been converted into Biofrontera ordinary shares. In fact, the number of ADSs is now likely to be even lower. This shows how unattractive and useless ADSs are for American investors. Trading in ADSs is correspondingly low. The tradability in the USA celebrated by Biofrontera has proved to be a complete flop. This was also foreseeable, as had already happened to many other German issuers in the USA before. a different outcome with its ADS was doubtful from the outset. In fact, the trading volume of ADSs failed to exceed an average of 112,050 shares per day in February 2018. Outside this outlier month in February 2018, the average trading of ADSs was fluctuating around between around one thousand and just under 14,000 ADSs per month (!). Recently, the trading volume for the entire month of May 2019 was only 8,405 shares, an average of less than 400 per day ( ).

US investors also wish to trade on a liquid stock exchange. By far the most liquid trading place for Biofrontera shares is Xetra and a fragmentation of trading turnover in such a small company as Biofrontera on other stock exchanges is an erroneous approach condemned to failure from the outset, for which Mr. Schaffer bears responsibility.

b)	Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as the Company’s Special Representative for the assertion of loss compensation claims, as specified under a), in the meaning of Section 147 (2) AktG.

Opinion of Biofrontera AG:

Deutsche Balaton AG has already made the allegations regarding the capital increase in February/March 2018, including the US IPO, the subject of the Annual General Meeting on 10 July 2018. There it had no success with its applications, and subsequently brought an action before the Cologne Regional Court. Instead of awaiting a court decision, Deutsche Balaton AG intends to make the capital increase in February/March 2018, including the US IPO, once again the subject of the Annual General Meeting, which will foreseeably lead to further legal disputes.

Biofrontera AG has always completely rejected the accusations of Deutsche Balaton AG. Notwithstanding the foregoing, on the basis of an exchange with the Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (German Association for the Protection of Securities Holders / DWS), it decided in July 2018 to obtain the opinion of an expert and neutral expert on the allegations already made publicly at that time, in order to create transparency for all shareholders and contribute to pacifying the situation. Following the proposal of the Deutsche Schutzvereinigung für Wertpapierbesitz e.V., Prof. Dr. Gerd Krieger, partner of the law firm Hengeler Mueller Rechtsanwälte, was commissioned with the assessment. Prof. Dr. Krieger is one of the most respected experts in the field of stock corporation and capital market law in Germany. According to his expert opinion, no breaches of duty have occurred. On the contrary, if the management had accepted the counteroffer of Deutsche Balaton AG mentioned in the resolution proposal, it would have been guilty of a breach of duty. The complete report can be viewed on the Biofrontera AG website at https://www.biofrontera.com/de/aktie.html.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

10.	Deselection of Supervisory Board member Dr. Ulrich Granzer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a)	Supervisory Board member Dr. Ulrich Granzer shall be recalled from office.

b)	To replace the Supervisory Board member to be recalled from office, the following individual shall be elected to the Supervisory Board for the remaining duration of the term of office of the previous Supervisory Board member:

Dr. Günter Werkmann, Member of the Management Board of MISTRAL Media AG, Darmstadt.

c)	As substitute member in the instance of the early stepping down from office of the Supervisory Board member elected pursuant to the aforementioned lit. b), the following individual shall be elected for the remaining duration of the term of office of the previous Supervisory Board member:

Professor Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences.

In relation to the candidate proposed for the new election pursuant to section b) of the proposed resolution, Deutsche Balaton AG declares as follows:

●	1979-1988 Scientific employee at the University of Mannheim
●	1988 -1991 Management consultant at Cresap, a Towers Perrin Company
●	1991-1998 Management Consultant with Roland Berger Strategy Consultants, Principal and Member of the Management Board since 1994
●	1998-2000 Redevelopment of a medium-sized cash and asset transportation company
●	1999-2002 Management Board member of a securities trading company
●	2003-2013 Dr. Werkmann management consultancy
●	Member of the Management Board of MISTRAL Media AG since 2013

Dr. Werkmann is a member of the following statutory supervisory boards or comparable domestic and foreign supervisory bodies of commercial enterprises:

SPARTA AG, Hamburg, Member of the Supervisory Board

Deutsche Balaton AG declares the following concerning the person of the substitute member:

●	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Camp., Bad Homburg. Since 1999, Professor Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

The proposed individuals are qualified in every way and from a professional perspective for Supervisory Board work. The aforementioned candidates do not have any personal or business relationships with Biofrontera AG. For this reason, the proposed individuals are better suited than the existing members of the Supervisory Board to supervise the Management Board on behalf of the Company’s shareholders, because they can act without taking into consideration previous future business interconnections.

Opinion of Biofrontera AG:

Dr. Ulrich Granzer, at present the Chairman of the Supervisory Board of Biofrontera AG, is the founder and owner of Granzer Regulatory Consulting & Services. Previously, he was Head of Regulatory Affairs at GlaxoSmithKline and of the Global Regulatory Center at BASF Pharma, as well as VP Global Regulatory Affairs at Bayer Pharma.

He is a proven expert in the drug approval area and enjoys the highest national and international reputation in this field. He made a major contribution to the Company’s success. His membership of the Supervisory Board of Biofrontera AG is a great benefit to the Company.

With regard to the successor to Dr. Granzer, Dr. Günter Werkmann proposed by Deutsche Balaton AG, and replacement member Prof. Dr. Karin Lergenmüller proposed by Deutsche Balaton AG, it is not apparent that they command even approximately the same expertise as Dr. Granzer in the manufacture and approval of drugs or in any other area relevant to a pharmaceutical company. However, it is important that such expertise be represented at the highest level on the Supervisory Board.

It should also be noted that both candidates it proposes are closely intertwined with Deutsche Balaton AG and its group companies. Dr. Günter Werkmann is a member of the Management Board of MISTRAL Media AG. Its Supervisory Board members include Dr. Burkhard Schäfer (Chairman of the Supervisory Board of Deutsche Balaton AG), Mr. Rolf Birkert (Member of the Management Board of Deutsche Balaton AG) and Ms. Eva Katheder, who is a member of a number of supervisory boards within the Deutsche Balaton Group. Among others, SPARTA AG, Hamburg, whose Supervisory Board includes Dr. Günter Werkmann and Prof. Dr. Karin Lergenmüller, is majority-owned by Deutsche Balaton AG.

Against this background, it does not appear credible that these candidates, as claimed by Deutsche Balaton AG, can “act without regard to past or future economic interdependencies”. In addition, Deutsche Balaton AG aims to exercise at least three of the six Supervisory Board mandates at Biofrontera AG, which far exceeds its proportional share of the share capital.

The Management and Supervisory boards therefore recommend that the proposed resolution of Deutsche Balaton AG to dismiss Dr. Ulrich Granzer as a member of the Supervisory Board be rejected.

11.	Deselection of Supervisory Board member Dr. John Borer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a)	Supervisory Board member Dr. John Borer shall be deselected.

b)	To replace the deselected Supervisory Board member, the following individual shall be elected to the Supervisory Board for the remaining duration of the term of office of the previous Supervisory Board member:

Mrs. Eva Katheder, Management Consultant, Bad Vilbel

c)	As substitute member in the instance of the early stepping down from office of the Supervisory Board member elected pursuant to the aforementioned lit. b), the following individual shall be elected for the remaining duration of the term of office of the previous Supervisory Board member:

Professor Dr. Karin Lergenmüller, Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences.”

In relation to the candidate proposed for the new election pursuant to section b) of the proposed resolution, Deutsche Balaton AG declares as follows:

●	Mrs. Eva Katheder has been the owner of the company that she founded, Beratungsgesellschaft EK – Business Development und Consulting Services, since 2010
●	2002 to 2009 Investment manager of DIH Deutsche Industrie Holding GmbH (Frankfurt/Main)
●	2005 – 2009 Managing Director of DIH / HMD Investco S.à.r.l., Luxembourg
●	1994 to 2001 holding various roles at Tengelmann Warenhandelsgesellschaft (WHG), Mülheim/Ruhr, with a focus on planning and controlling as well as restructuring
●	Studied business administration at the universities of Erlangen-Nuremberg and Dortmund with a focus on accounting and controlling, corporate management and international management, graduating with a degree in business administration

Ms. Eva Katheder is a member of the following statutory supervisory boards or comparable domestic and foreign supervisory bodies of commercial enterprises:

●	Heidelberger Beteiligungsholding AG, Heidelberg, Chair of the Supervisory Board
●	lnvestunity AG, Heidelberg, Chair of the Supervisory Board
●	AEE Ahaus-Enscheder AG, Ahaus, Deputy Chair of the Supervisory Board
●	Balaton Agro Invest AG, Heidelberg, Deputy Chair of the Supervisory Board
●	S&O Agrar i. I., Leipzig, Deputy Chair of the Supervisory Board
●	Strawtec Group AG, Heidelberg, Deputy Chair of the Supervisory Board
●	Carus AG, Hamburg, Member of the Supervisory Board
●	Mistral Media AG, Frankfurt am Main, Member of the Supervisory Board If elected, Mrs. Katheder will relinquish one of the above-mentioned mandates.

Deutsche Balaton AG declares the following concerning the person of the substitute member:

●	After professional positions in the management consulting sector, including at Andersen Consulting and Gemini Consulting, Professor Dr. Karin Lergenmüller was employed at Deutsche Bank AG. From 1996 until 1998, she was a member of the management of Joas & Comp., Bad Homburg. Since 1999, Prof. Dr. Karin Lergenmüller has been Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden.

Prof. Dr. Karin Lergenmüller is a member of the following statutory supervisory boards or comparable domestic and foreign supervisory bodies of commercial enterprises:

●	Alpha Cleantec Aktiengesellschaft. Heidelberg, Chair of the Supervisory Board
●	DELPHI Unternehmensberatung Aktiengesellschaft, Heidelberg (Supervisory Board Chair
●	Kingstone Europe AG, Königstein im Taunus, Chair of the Supervisory Board
●	MARNA Beteiligungen AG, Heidelberg, Deputy Chair of the Supervisory Board
●	Deutsche Balaton Biotech AG, Frankfurt am Main, Member of the Supervisory Board
●	Heidelberger Beteiligungsholding AG, Heidelberg, Member of the Supervisory Board
●	SPARTA AG, Hamburg, Member of the Supervisory Board

The proposed individuals are qualified in every way and from a professional perspective for Supervisory Board work. The aforementioned candidates do not have any personal or business relationships with Biofrontera AG. For this reason, the proposed individuals are better suited than the existing members of the Supervisory Board to supervise the Management Board on behalf of the Company’s shareholders, because they can act without taking into consideration previous future business interconnections.

Opinion of Biofrontera AG:

Mr. John Borer is a senior staff member, but not a shareholder, of The Benchmark Company, LLC, USA. Along with two further investment banks, The Benchmark Company, LLC, advised Biofrontera AG as part of its US stock market listing in early 2018. Mr. Borer was not involved in the Supervisory Board’s coordinations regarding the question of mandating The Benchmark Company, LLC, in connection with the US IPO in early 2018, all of which occurred in 2017.

As far as the successor to Mr. Borer, Ms. Eva Katheder proposed by Deutsche Balaton AG and Prof. Karin Lergenmüller proposed as a substitute member, are concerned, it is not apparent that they command even approximately comparable experience in the USA, which now represents the main sales market of Biofrontera AG, or in any other area relevant to the Company.

It should also be pointed out that both are closely interlinked with Deutsche Balaton AG and its group companies and belong to a number of supervisory boards within the Deutsche Balaton Group.

Against this background, it does not appear credible that these candidates, as claimed by Deutsche Balaton AG, can “act without regard to past or future economic interdependencies”. In addition, Deutsche Balaton AG aims to exercise at least three of the six Supervisory Board mandates in Biofrontera AG, which far exceeds its proportional share of the share capital.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG to dismiss Mr. John Borer as a member of the Supervisory Board, be rejected.

12.	Amendment of Section 13 of the Company’s bylaws (resignation of Supervisory Board office / dismissal from office)

Deutsche Balaton Aktiengesellschaft proposes passing the following resolution:

“Article 13 Clause 3 of the bylaws shall be replaced by the following new Clause.

“The dismissal of a member of the Supervisory Board elected by the shareholders shall require a simple majority of the votes cast.”

Opinion of Biofrontera AG:

Pursuant to Section 103 AktG, a member of the Supervisory Board may be dismissed by the Annual General Meeting with a majority of at least three quarters of the votes cast. The law hereby seeks to ensure the independence of the members of the Supervisory Board. Although the Company’s bylaws may stipulate a different majority, the shareholders of Biofrontera AG have not made use of this possibility of drafting the bylaws to date.

The reduction of the required majority intended by Deutsche Balaton AG therefore does not serve to secure the Supervisory Board’s independence; rather, the goal of Deutsche Balaton AG appears to be to fill the Supervisory Board posts in the future completely according to its ideas, although it does not exercise a majority of the voting rights.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

13.	Resolution concerning the assertion of compensation claims against Management Board members Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG

Deutsche Balaton Aktiengesellschaft proposes passing the following resolutions:

a)	“The AGM of Biofrontera AG shall pass a resolution pursuant to Section 147 (1) AktG to assert claims for compensation for losses incurred by the company due to the backstop agreement with Maruho Co. Ltd., 1-5-22 Nakatsu, Kita-ku, Osaka, Japan, against Management Board members Prof. Dr. Herrmann Lübbert and Thomas Schaffer, against Maruho Deutschland GmbH and against Maruho Co. Ltd.

The loss compensation claims shall derive from the following matter:

With an announcement in the German Federal Gazette (Bundesanzeiger) on 2 November 2016 , Biofrontera published a subscription offer to its shareholders for the subscription of up to 5,012,950 new shares at an issue price of EUR 3.00 per new share. It was also stated in the rights offering:

“In the event that not all New Shares are subscribed for under the statutory subscription right, the New Shares not subscribed for under the statutory subscription right will be offered to the shareholders of the Company at the subscription price (i) as part of an additional subscription as defined below and (ii) as part of a non-public offer to selected qualified institutional investors (“Private Placement”). Each shareholder exercising subscription rights may issue further binding subscription orders in addition to the subscription attributable to its portfolio in accordance with the statutory subscription ratio (hereinafter referred to as “Additional Subscription”). Shareholders that wish to subscribe at the Subscription Price for further New Shares above and beyond their subscription rights quota, must convey their binding subscription order within the subscription period via their custodian bank to the settlement agent Bankhaus Gebr. Martin Aktiengesellschaft.”

At that time, the Company had concluded a binding backstop agreement with Maruho Agreement after the latter assumed the unsubscribed shares at EUR 3.00 per share.

Maruho also acted as an insider at the time, as only Maruho knew the exact content and was able to assess the economic importance of the research cooperation.

In its ruling of 15 November 2018, the Higher Regional Court (OLG) of Cologne (18 U 182/17) clearly stated that the conclusion of a backstop agreement at the time of the capital increase in November 2016 with Maruho alone, and excluding all other shareholders interested in the additional subscription, was unlawful (this is not yet legally binding; an appeal against non-admission to the Federal Supreme Court is pending; non-admission appeals are rejected statistically in more than 80% of the cases). Accordingly, it constitutes a clear and serious violation of the law because, according to the undisputed facts, the Management Board of Biofrontera did not grant all existing shareholders the same opportunity to participate in the implementation of a capital increase in November 2016 by concluding a backstop agreement in violation of Section 53a AktG.

On this basis, shareholders thereby have a claim for damages against the Company in the amount of the difference between the issue price per oversubscribed share (EUR 3.00) and the value of the oversubscribed shares that they could sell. In the event of an oversubscription, each shareholder could have assumed the remaining shares at least in proportion to its shareholding in the Company. Every shareholder should have been treated equally. The amount of the individual shareholder’s loss therefore amounts to at least the number of shares registered for oversubscription multiplied by the difference between the current share price of EUR 7.50 and the subscription price of EUR 3.00.

It should also be noted here that a large number of shareholders have refrained from registering an oversubscription, as the registration of the oversubscription is linked to the obligation to pay in liquid funds in the full amount of the oversubscription, and Biofrontera AG has previously ignored shareholders’ oversubscription requests in the capital increases, contrary to the stipulations in the respective subscription prospectus.

In addition, all costs incurred by the Company for and in connection with the agreement of the backstop agreement and its implementation by the Company are to be refunded by the directors Lübbert and Schaffer. Each member of the Management Board is jointly and severally liable for the loss; see Section 93 (2) Clause 1 AktG.

b)	Dr. Thomas Heidel, attorney at Meilicke Hoffmann & Partner Rechtsanwälte Steuerberater mbB, Poppelsdorfer Allee 114, 53115 Bonn, shall be appointed as the Company’s Special Representative for the assertion of loss compensation claims, as specified under a), in the meaning of Section 147 (2) AktG.

Opinion of Biofrontera AG:

Deutsche Balaton AG essentially bases its argumentation on a (not legally binding) ruling of the Cologne Higher Regional Court (18 U 182/17) of 15 November 2018, which has permitted a lawsuit of Deutsche Balaton AG. In the first instance, the Cologne Regional Court dismissed the action brought by Deutsche Balaton AG. The proceedings have not been concluded, but are now before the Federal Supreme Court for decision. It is therefore open how the legal dispute will be decided at the end. Nevertheless, Deutsche Balaton AG intends to initiate further legal disputes based on the decision of the Higher Regional Court, which is not legally binding, and the decision of the Cologne Higher Regional Court does not support the asserted claims either.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

14.	Cancellation of the resolution relating to agenda item 6 of the Ordinary Annual General Meeting of 24 May 2017 (creation of Approved Capital in an amount of EUR 4,000,000.00 with the possibility to exclude shareholders’ subscription rights), creation of a new Approved Capital 2019, and an amendment to the Company bylaws

Deutsche Balaton Aktiengesellschaft proposes passing the following resolution:

“a)	The authorization issued to the Management Board by the General Meeting of Shareholders of 24 May 2017 (agenda item 6 in this instance) to increase the Company’s share capital by 23 May 2022, with Supervisory Board assent, by up to EUR 4,000,000 through the issuing once or on several occasions of up to 4,000,000 ordinary registered shares against cash capital contributions (Approved Capital II) and to thereby exclude shareholders’ subscription rights in specific cases to be described in greater detail, shall be canceled.

b)	The Management Board shall be authorized, with Supervisory Board assent, to increase the Company’s share capital until 9 July 2024 once or on several occasions by a total of up to a nominal amount of EUR 2,300,000.00 through issuing new ordinary registered shares in a nominal amount with an interest in the Company’s share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2019). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right.

An exclusion of subscription rights shall be permissible only for fractional amounts.

The Management Board shall be obligated to set up and organize stock market trading of the subscription rights, at least on the open market of a German stock exchange, over a period of at least ten trading days. The issue price for the new shares must be announced at the beginning of the subscription period. The issue price per new share must correspond to 80% of the volume-weighted average closing price of the Biofrontera share on the Frankfurt Stock Exchange Stock Exchange (XETRA) within the last five trading days prior to the day of the resolution of the Management Board on the utilization of Authorized Capital 2019. Furthermore, the Management Board shall be obligated to ensure that an additional subscription is possible for shareholders exercising their subscription rights in accordance with the respective proportional shareholdings, and that, as part of the additional subscription, shares not subscribed for by shareholders are not issued to third parties. No backstop agreement may be concluded.

The Supervisory Board shall be authorized to adapt the bylaws in accordance with the extent of the utilization of the approved capital.

c)	Section 7 (3b) of the bylaws shall be reformulated in its entirety as follows:

“The Management Board shall be authorized, with Supervisory Board assent, to increase the Company’s share capital until 9 July 2024 once or on several occasions by a total of up to a nominal amount of EUR 2,300,000.00 through issuing new ordinary registered shares in a nominal amount with an interest in the Company’s share capital of EUR 1.00 each against cash capital contributions (Approved Capital 2019). The new shares shall be dividend-entitled from the start of the financial year in which they are issued. Shareholders are to be granted a subscription right.

An exclusion of subscription rights shall be permissible only for fractional amounts.

The Management Board shall be obligated to set up and organize stock market trading of the subscription rights, at least on the open market of a German stock exchange, over a period of at least ten trading days. The issue price for the new shares must be announced at the beginning of the subscription period. The issue price per new share must correspond to 80% of the volume-weighted average closing price of the Biofrontera share on the Frankfurt Stock Exchange Stock Exchange (XETRA) within the last five trading days prior to the day of the resolution of the Management Board on the utilization of Authorized Capital 2019. Furthermore, the Management Board shall be obligated to ensure that an additional subscription is possible for shareholders exercising their subscription rights in accordance with the respective proportional shareholdings, and that, as part of the additional subscription, shares not subscribed for by shareholders are not issued to third parties. No backstop agreement may be concluded.

The Supervisory Board shall be authorized to adapt the bylaws in accordance with the extent of the utilization of the approved capital.

Preventive report of Deutsche Balaton AG to the General Meeting of Shareholders concerning the exclusion of subscription rights pursuant to Section 203 (2) Clause 2, 186 (4) Clause 2 AktG, under agenda item 14 (Approved Capital)

Exclusion of subscription rights should be possible only for fractional amounts, in order to ensure that the capital increase from Approved Capital is practicable. This is intended to facilitate the processing of an issue with a subscription right for shareholders as a matter of principle. Fractional amounts can arise from the respective issue volume and the necessity of a manageable subscription ratio. The value of such fractional amounts is generally low for the individual shareholder, while the cost of the issue without such exclusion is significantly higher. The possible dilution effect is also negligible due to the limitation to fractional amounts. The exclusion of subscription rights therefore serves the purpose of practicability and the facilitation of the execution of an issue.

Opinion of Biofrontera AG:

The resolution on agenda item 6 of the Annual General Meeting of 24 May 2017 is the subject of the non-appealable decision of the Higher Regional Court of Cologne (18 U 182/17) of 15 November 2018. It is apparently the goal of Deutsche Balaton AG to end the appeal proceedings initiated by Biofrontera AG at the Federal Supreme Court by passing a resolution in order to avoid a decision of the Federal Supreme Court. As already mentioned under agenda item 6, Deutsche Balaton AG apparently intends to influence legal disputes pending between it and Biofrontera AG by means of resolutions of the Annual General Meeting.

In relation to the terms of the Approved Capital proposed by Deutsche Balaton AG, the rigid determination of the subscription price at “80% of the volume-weighted average closing price of the Biofrontera share on the Frankfurt Stock Exchange Stock Exchange (XETRA) within the last five trading days prior to the day of the resolution of the Management Board on the utilization of Authorized Capital” is especially striking. The consequence of this determination would be that Biofrontera AG would not be able to make use of the flexible pricing options provided by law. As a result, investors would be in a position to make a capital increase more difficult or even fail, to the detriment of Biofrontera AG and the other shareholders, by influencing the stock market price within the subscription period.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

15.	Withdrawal of confidence from Management Board member Thomas Schaffer

Deutsche Balaton Aktiengesellschaft proposes passing the following resolution:

“The Annual General Meeting shall withdraw its confidence from Management Board member Thomas Schaffer.”

Opinion of Biofrontera AG:

The Supervisory Board has examined the allegations against Mr. Thomas Schaffer of Deutsche Balaton AG, which have already been made publicly on several occasions, and has found no evidence that there might be any evidence to justify a withdrawal of confidence in him.

On the contrary, thanks to the successful work of the Management Board of Biofrontera AG, the Company has developed and performed very positively in recent years. The fact that the Company has become a successful pharmaceutical company in recent years, including in the USA, and can report a pleasing earnings trend and significant sales revenue growth shows that the Supervisory and Management boards are very committed and successfully working on the Company’s long-term development and growth. The Supervisory and Management boards can therefore only explain the desire to withdraw confidence in Mr. Schaffer as part of the attempt of Deutsche Balaton AG to end the Company’s successful management and to take over control of Biofrontera AG.

The Management and Supervisory boards therefore recommend that the resolution proposed by Deutsche Balaton AG be rejected.

Leverkusen, June 2019

The Management Board